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EXHIBIT 12

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratios
(In millions, except ratios)

	Twelve Months Ended December 31,
	2001	2000	1999	1998	1997
EARNINGS:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$(1,431)	$1,401	$951	$100	$1,356
Add: fixed charges	173	174	175	153	150

Income (loss) as adjusted	$(1,258)	$1,575	$1,126	$253	$1,506

FIXED CHARGES AND PREFERRED DIVIDENDS:
Fixed charges:
Interest expense and amortization	$112	$116	$99	$75	$87
Distributions on redeemable preferred securities	33	31	36	38	33
Rental expense(1)	28	27	40	40	30

Total fixed charges	173	174	175	153	150
Preferred stock dividend requirements	14	15	16	13	20

Total fixed charges and preferred stock dividend requirements	$187	$189	$191	$166	$170

Ratio of earnings to fixed charges(2)	—	9.03	6.43	1.65	10.06

Ratio of earnings to combined fixed charges and preferred stock dividend requirements(2)	—	8.32	5.88	1.52	8.88

(1)
Interest portion deemed implicit in total rent expense. Amount for 1999 includes an $11 million provision representative of interest included in charge for future lease buy-outs recorded as a result of The St. Paul's cost reduction program. Amount for 1998 includes an $11 million provision representative of interest included in charge for future lease buy-outs recorded as a result of The St. Paul's merger with USF&G Corporation.

(2)
The 2001 loss is inadequate to cover "fixed charges" by $1.43 billion and "combined fixed charges and preferred stock dividends" by $1.45 billion.

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  EXHIBIT 12
THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES Computation of Ratios (In millions, except ratios)